FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of December 2005

Commission File Number 333-7182-01

                                   CEZ, a. s.
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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F  X               Form 40-F
                              ---                        ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                          No  X
                         ---                         ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

State-Owned Shares in Severoceske doly Transferred to CEZ

Today, the 55.792% share in Severoceske doly owned by the National Property Fund of the Czech Republic was transferred to CEZ, and the whole transaction was settled in full. As a result, CEZ increases its heretofore 37.31% share in this company to 93.102 %. The purchase price amounted to CZK 9,046 million.

This gave full effect to Czech Government Resolution No. 1259, dated September 29, 2005, on Privatizing the State's Ownership Stake in Severoceske doly a.s.

"This is one of the key investments of CEZ, providing us with certainty as to the future reliable operation of new or fully reconstructed power plants. We can now fully launch the program for the recovery of a portion of coal resources, where CEZ is to invest approximately CZK 100 billion over the next few years. This amount will be invested mostly in the region of North Bohemia, and will represent one of the largest investments made in the Czech Republic. It will also have a major positive effect on the employment rate in the region, giving opportunities to a number of local firms," said Martin Roman, Chairman of the Board of Directors and General Manager of CEZ.

CEZ and Severoceske doly (SD) are mutually dependent to a great extent - 80% of SD's production is directed to CEZ, where it covers 60% of the needs of CEZ, and that is why the merger of both firms comes as a logical solution. The competitors are organized in exactly the same way.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                          CEZ, a. s.
                                                   ------------------------
                                                         (Registrant)

                                                  By: /s/ Libuse Latalova
                                                     ----------------------
                                                         Libuse Latalova
                                                  Head of Finance Administration
Date:  December 19, 2005